[TOWER SEMICONDUCTOR LOGO]


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of August 2003

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F x  Form 40-F
                                     ---          ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No x
                                    ---     ---

         On August 11, 2003, the Registrant announced its financial results for the three months and six months ended June 30, 2003. Attached hereto are (1) the press release announcing the results and (2) the Registrant's unaudited condensed interim consolidated financial statements as of June 30, 2003 and for the three month and six month periods then ended.

         This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       TOWER SEMICONDUCTOR LTD.



Date:  August 11, 2003                        By:      /s/ Tamar Cohen
                                                   ----------------------------
                                                       Tamar Cohen
                                                       Corporate Secretary

NEWS RELEASE


                       TOWER SEMICONDUCTOR LTD. ANNOUNCES
                   SECOND QUARTER AND FIRST HALF 2003 RESULTS


                         FAB 2 PRODUCTION RAMP UNDERWAY

MIGDAL HAEMEK, ISRAEL-- AUGUST 8, 2003-- Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM) today announced results for the second quarter and first half ended June 30, 2003.

Sales for the second quarter of 2003 were $12.9 million, compared to $12.6 million in the preceding quarter and compared with $11.6 million in the second quarter of 2002. Second quarter loss was $16.8 million, or $0.37 per share, compared to a loss of $14.4 million, or $0.33 per share, for the first quarter of 2003 and compared with a loss of $11.3 million, or $0.39 per share, for the second quarter of 2002.

Sales for the six months ended June 30, 2003 were $25.5 million, versus $20.0 million for the six months ended June 30, 2002. The company reported a loss of $31.2 million, or $0.70 per share, compared with a loss of $23.3 million, or $0.86 per share, in the six months ended June 30, 2002.

Fab 1 drove the company's increase in sales in second quarter 2003, which marked the fifth consecutive quarter of positive cash flow from Fab 1 operations. The company's increase in loss in the second quarter was mainly due to the high level of start up and production ramp activities in Fab 2. The company expects a decrease in Fab 1 sales, along with first time Fab 2 sales, in the third quarter. This would result in modest quarter-to-quarter growth on a consolidated basis.

Volume  production in Fab 2 for wafer partners Alliance  Semiconductor  (NASDAQ:
ALSC) and SanDisk Corporation (NASDAQ: SNDK) began this past quarter. First-time production order for Fab 2 was also received from wafer partner QuickLogic Corporation (NASDAQ: QUIK). Additionally, Fab 2 enhanced its IP portfolio in the second quarter by licensing design tools from Cadence (NYSE: CDN), Mentor (NASDAQ: MENT) and ChipIdea.

Carmel Vernia, chairman of the board and CEO of Tower, commented, "I am pleased with the progress we made on many fronts this past quarter. We received first-time orders for Fab 2 from several customers, including Zoran. We enhanced our focus on customer service with the hire of Rafi Nave, a longtime industry executive. Concurrently, we expanded our sales force and pursued our technology developments in key areas."

The Company has reached an arrangement with its banks and with its equity and wafer partners to extend the original financing agreement and provide additional funding to the company, if needed, for further ramp-up of production capacity in Fab 2.

                                     -MORE-

TOWER SEMICONDUCTOR LTD. ANNOUNCES SECOND QUARTER AND FIRST HALF 2003 RESULTS PAGE 2 OF 3

Tower will host a conference call to discuss these results on Friday, August 8, 2003 at 11:00 a.m. Eastern time / 18:00 Israel time. To participate, call 1-800-915-4836 (U.S. toll-free number) or 1-973-317-5319 (international) and mention ID code: TOWER. Callers in Israel are invited to call local 03-925-5910. The conference call also will be webcast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at 2:00 p.m. Eastern time on the day of the call.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and when complete is expected to offer production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) our need to conclude the comprehensive contract for our 2003 financing package with our banks, including the detailed terms and conditions (which, if completed, will include an extension of the deadlines for the fifth and sixth milestones), as well as satisfy all of the conditions to such contract, including the receipt of the shareholders approval, all of which is a condition to receipt of the remainder of the first installment of our fifth milestone payment from our wafer and equity investors in the amount of $11.2 million and which, in the absence of a completed contract, would result in an event of default under the credit facility in which event our banks would have the right to call our loans and exercise their liens against our assets, (ii) raising at least $26 million of additional funding for Fab 2 before the end of 2003, which is a condition to completion of the fifth milestone investment by our major wafer and equity partners in the amount of $16.4 million, (iii) obtaining the approval of our shareholders to the terms of the support to be provided by The Israel Corporation for our additional equity needs, (iv) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (v) the lawsuit filed against us in the southern district of New York,
(vi) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, as well as obtaining additional business from new and existing customers, (vii) a declaration of default by Tower's WPs, financial investors and the IC should Tower's banks call the loans,
(viii) our ability to obtain  additional  financing  for the Fab 2 project  from

TOWER SEMICONDUCTOR LTD. ANNOUNCES SECOND QUARTER AND FIRST HALF 2003 RESULTS PAGE 3 OF 3

equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center, (ix) ramp-up of production at Fab 2, (x) completion of the development and/or transfer of advanced process technologies to be utilized in Fab 1 and Fab 2, (xi) conditions in the market for foundry manufacturing services and for semiconductor products generally and (xii) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales levels and other conditions. Results in future quarters will also be affected by depreciation and amortization for Fab 2 property and equipment and 0.18 technology beginning in the third quarter of 2003. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included at "Risk Factors" in our most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission and the Israel Securities Authority.

                                      # # #

PR Agency Contact        Investor Relations Contact      Corporate Contact
JULIE LASS               SHELDON LUTCH                   L.T. GUTTADAURO
Loomis Group             Fusion IR & Communications      Tower Semiconductor USA
+1 (713) 526 3737        +1 (212) 268 1816               +1 (408) 557-2690
lassj@loomisgroup.com    sheldon@fusionir.com            pr@towersemi.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                                     AS OF JUNE 30,                   DECEMBER 31,
                                                                             -------------------------------        --------------
                                                                                  2003             2002                   2002
                                                                             ---------------  --------------        --------------
                                                                                      (unaudited)
                                                                             -------------------------------
A S S E T S

    CURRENT ASSETS
       Cash and cash equivalents                                             $     12,277     $      8,885          $     7,857
       Short-term interest-bearing deposits                                         5,000            7,000               10,500
       Cash and short-term interest-bearing deposits
          Designated for investments relating to Fab 2                              2,021           26,700               51,338
       Trade accounts receivable (net of allowance for
          Doubtful accounts of $71, $215 and $155, respectively)                    5,441            5,313                7,456
       Other receivables                                                           20,717           26,441               21,322
       Inventories                                                                 13,275            9,530               10,201
       Other current assets                                                         2,455            2,465                1,407
                                                                               -----------      -----------           ----------
          Total current assets                                                     61,186           86,334              110,081
                                                                               ===========      ===========           ==========

    LONG-TERM INVESTMENTS
       Long-term interest-bearing deposits
          Designated for investments relating to Fab 2                             12,437           11,606               11,893
       Other long-term investments                                                  6,000            6,000                6,000
                                                                               -----------      -----------           ----------
                                                                                   18,437           17,606               17,893
                                                                               -----------      -----------           ----------

    PROPERTY AND EQUIPMENT, NET                                                   574,196          406,881              493,074
                                                                               -----------      -----------           ----------

    OTHER ASSETS                                                                  107,823           76,719               95,213
                                                                               -----------      -----------           ----------

            TOTAL ASSETS                                                     $    761,642     $    587,540          $   716,261
                                                                               ===========      ===========           ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       Short-term debt                                                       $      4,000     $      4,000          $     4,000
       Trade accounts payable                                                      79,810           56,127               76,083
       Other current liabilities                                                    9,322            7,572                8,071
                                                                               -----------      -----------           ----------
            Total current liabilities                                              93,132           67,699               88,154

    LONG-TERM DEBT                                                                308,000          195,000              253,000

    CONVERTIBLE DEBENTURES                                                         26,549           23,448               24,121

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                     47,246           32,578               47,246

    OTHER LONG-TERM LIABILITIES                                                     6,011            7,242                5,406
                                                                               -----------      -----------           ----------
            Total liabilities                                                     480,938          325,967              417,927
                                                                               ===========      ===========           ==========

    SHAREHOLDERS' EQUITY
       Ordinary shares, NIS 1 par value - authorized 100,000,000 shares;
          Issued 49,241,064, 31,511,228 and 44,735,532 shares, respectively        12,291            8,537               11,294
       Additional paid-in capital                                                 413,334          338,753              400,808
       Shareholder receivables and unearned compensation                              (26)             (99)                 (53)
       Accumulated deficit                                                       (135,823)         (76,546)            (104,643)
                                                                               -----------      -----------           ----------
                                                                                  289,776          270,645              307,406
       Treasury stock, at cost - 1,300,000 shares                                  (9,072)          (9,072)              (9,072)
                                                                               -----------      -----------           ----------
            Total shareholders' equity                                            280,704          261,573              298,334
                                                                               -----------      -----------           ----------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $    761,642     $    587,540          $   716,261
                                                                               ===========      ===========           ==========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                               SIX MONTHS ENDED          THREE MONTHS ENDED          YEAR ENDED
                                                                    JUNE 30,                   JUNE 30,             DECEMBER 31,
                                                            -----------------------    ------------------------    --------------
                                                              2003         2002          2003          2002            2002
                                                            ----------   ----------    ----------    ----------    --------------
                                                                  (unaudited)                (unaudited)
                                                            -----------------------    ------------------------

SALES                                                     $    25,471  $    20,042   $    12,879   $    11,622   $      51,801

COST OF SALES                                                  37,268       28,878        19,334        15,484          67,022
                                                            ----------   ----------    ----------    ----------    --------------

        GROSS LOSS                                            (11,797)      (8,836)       (6,455)       (3,862)        (15,221)
                                                            ----------   ----------    ----------    ----------    --------------

OPERATING COSTS AND EXPENSES

      Research and development                                  8,656        6,542         4,799         3,570          17,031
      Marketing, general and administrative                    10,764        7,127         5,120         3,708          17,091
                                                            ----------   ----------    ----------    ----------    --------------

                                                               19,420       13,669         9,919         7,278          34,122
                                                            ----------   ----------    ----------    ----------    --------------
        OPERATING LOSS                                        (31,217)     (22,505)      (16,374)      (11,140)        (49,343)

FINANCING EXPENSE, NET                                            (29)        (800)         (515)         (151)         (2,104)

CAPITAL GAIN FROM SALE OF EQUIPMENT                                66           --            59            --              45
                                                            ----------   ----------    ----------    ----------    --------------

             LOSS FOR THE PERIOD                          $   (31,180) $   (23,305)  $   (16,830)  $   (11,291)  $     (51,402)
                                                            ==========   ==========    ==========    ==========    ==============

BASIC LOSS PER ORDINARY SHARE

       (**) Loss per share (1.63)                               (0.70)       (0.86)        (0.37)        (0.39)          (1.63)
                                                            ==========   ==========    ==========    ==========    ==============
      Weighted average number of ordinary
        shares outstanding - in thousands                      44,481       27,070        45,515        28,828          31,523
                                                            ==========   ==========    ==========    ==========    ==============

(**) Basic and diluted loss per share in accordance with U.S. GAAP would be $0.70 and $0.37 for the six and three months ended June 30, 2003 [$0.86 and $0.39 in the six and three months ended June 30, 2002, respectively and $1.63 for the year ended December 31, 2002].

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2003

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2003










                                                                          Page

              ACCOUNTANTS' REVIEW REPORT                                    1

              BALANCE SHEETS                                                2

              STATEMENTS OF OPERATIONS                                      3

              STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                  4

              STATEMENTS OF CASH FLOWS                                      5

              NOTES TO FINANCIAL STATEMENTS                               6-16

  The Board of Directors
  Tower Semiconductor Ltd.
  Migdal Ha'emek

  Gentlemen:
                   Re:   REVIEW OF UNAUDITED CONDENSED INTERIM
                         CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and its subsidiary, as follows:

-    Balance sheet as of June 30, 2003.

- Statements of operations for the six months and three months ended June 30, 2003.

- Statement of changes in shareholders' equity for the six months and three months ended June 30, 2003.

- Statement of cash flows for the six months and three months ended June 30, 2003.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the date and for the periods presented is summarized in Note 5.

Respectfully submitted,

Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
August 8, 2003

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                                     AS OF JUNE 30,                  DECEMBER 31,
                                                                             -------------------------------        --------------
                                                                                  2003             2002                 2002
                                                                             ---------------  --------------        --------------
                                                                                      (unaudited)
                                                                             -------------------------------
A S S E T S

    CURRENT ASSETS
       Cash and cash equivalents                                             $     12,277     $      8,885          $     7,857
       Short-term interest-bearing deposits                                         5,000            7,000               10,500
       Cash and short-term interest-bearing deposits
          designated for investments relating to FAB 2                              2,021           26,700               51,338
       Trade accounts receivable (net of allowance for
          doubtful accounts of $71, $215 and $155, respectively)                    5,441            5,313                7,456
       Other receivables                                                           20,717           26,441               21,322
       Inventories                                                                 13,275            9,530               10,201
       Other current assets                                                         2,455            2,465                1,407
                                                                               -----------      -----------           ----------
          Total current assets                                                     61,186           86,334              110,081
                                                                               -----------      -----------           ----------

    LONG-TERM INVESTMENTS
       Long-term interest-bearing deposits
          designated for investments relating to FAB 2                             12,437           11,606               11,893
       Other long-term investments                                                  6,000            6,000                6,000
                                                                               -----------      -----------           ----------
                                                                                   18,437           17,606               17,893
                                                                               -----------      -----------           ----------

    PROPERTY AND EQUIPMENT, NET                                                   574,196          406,881              493,074
                                                                               -----------      -----------           ----------

    OTHER ASSETS                                                                  107,823           76,719               95,213
                                                                               -----------      -----------           ----------

            TOTAL ASSETS                                                     $    761,642     $    587,540          $   716,261
                                                                               ===========      ===========           ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       Short-term debt                                                       $      4,000     $      4,000          $     4,000
       Trade accounts payable                                                      79,810           56,127               76,083
       Other current liabilities                                                    9,322            7,572                8,071
                                                                               -----------      -----------           ----------
            Total current liabilities                                              93,132           67,699               88,154

    LONG-TERM DEBT                                                                308,000          195,000              253,000

    CONVERTIBLE DEBENTURES                                                         26,549           23,448               24,121

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                     47,246           32,578               47,246

    OTHER LONG-TERM LIABILITIES                                                     6,011            7,242                5,406

                                                                               -----------      -----------           ----------
            Total liabilities                                                     480,938          325,967              417,927
                                                                               -----------      -----------           ----------

    SHAREHOLDERS' EQUITY
       Ordinary shares, NIS 1 par value - authorized 100,000,000 shares;
          issued 49,241,064, 31,511,228 and 44,735,532 shares, respectively        12,291            8,537               11,294
       Additional paid-in capital                                                 413,334          338,753              400,808
       Shareholder receivables and unearned compensation                              (26)             (99)                 (53)
       Accumulated deficit                                                       (135,823)         (76,546)            (104,643)
                                                                               -----------      -----------           ----------
                                                                                  289,776          270,645              307,406
       Treasury stock, at cost - 1,300,000 shares                                  (9,072)          (9,072)              (9,072)
                                                                               -----------      -----------           ----------
            Total shareholders' equity                                            280,704          261,573              298,334
                                                                               -----------      -----------           ----------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $    761,642     $    587,540          $   716,261
                                                                               ===========      ===========           ==========

See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)


                                                           SIX MONTHS ENDED             THREE MONTHS ENDED          YEAR ENDED
                                                               JUNE 30,                      JUNE 30,                DECEMBER 31,
                                                        -----------------------       ----------------------       --------------
                                                          2003         2002             2003         2002              2002
                                                        ----------   ----------       ---------    ---------       --------------
                                                              (unaudited)                    (unaudited)
                                                        -----------------------       ----------------------

SALES                                                 $    25,471  $    20,042      $   12,879   $   11,622      $      51,801

COST OF SALES                                              37,268       28,878          19,334       15,484             67,022
                                                        ----------   ----------       ---------    ---------       --------------

      GROSS LOSS                                          (11,797)      (8,836)         (6,455)      (3,862)           (15,221)
                                                        ----------   ----------       ---------    ---------       --------------

OPERATING COSTS AND EXPENSES

    Research and development                                8,656        6,542           4,799        3,570             17,031
    Marketing, general and administrative                  10,764        7,127           5,120        3,708             17,091
                                                        ----------   ----------       ---------    ---------       --------------

                                                           19,420       13,669           9,919        7,278             34,122
                                                        ----------   ----------       ---------    ---------       --------------

      OPERATING LOSS                                      (31,217)     (22,505)        (16,374)     (11,140)           (49,343)

FINANCING EXPENSE, NET                                        (29)        (800)           (515)        (151)            (2,104)

CAPITAL GAIN FROM SALE OF EQUIPMENT                            66           --              59           --                 45
                                                        ----------   ----------       ---------    ---------       --------------

          LOSS FOR THE PERIOD                         $   (31,180) $   (23,305)     $  (16,830)  $  (11,291)     $     (51,402)
                                                        ==========   ==========       =========    =========       ==============




BASIC LOSS PER ORDINARY SHARE

    Loss per share                                          (0.70)       (0.86)          (0.37)       (0.39)             (1.63)
                                                        ==========   ==========       =========    =========       ==============

    Loss used to compute
       basic loss per share                           $   (31,180) $   (23,305)    $   (16,830) $   (11,291)     $     (51,402)
                                                        ==========   ==========       =========    =========       ==============

    Weighted average number of ordinary
      shares outstanding - in thousands                    44,481       27,070          45,515       28,828             31,523
                                                        ==========   ==========       =========    =========       ==============



See notes to condensed interim consolidated financial statements.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
          (dollars in thousands, except share data and per share data)


                                                                                   SHAREHOLDER
                                                                                   RECEIVABLES
                                                 ORDINARY SHARES        ADDITIONAL     AND
                                              -----------------------    PAID-IN     UNEARNED    ACCUMULATED    TREASURY
                                                SHARES        AMOUNT     CAPITAL   COMPENSATION  DEFICIT         STOCK       TOTAL
                                              ------------   --------   ---------- ------------  ------------   ---------  --------

     BALANCE - JANUARY 1, 2003                 44,735,532  $  11,294  $   400,808  $    (53)     $ (104,643)   $  (9,072)  $298,334

Changes during six months period(unaudited):

Stock-based compensation related to
   the Fab 2 constructor                                                      145                                               145
Issuance of shares, net of related costs        4,505,532        997       12,381                                            13,378
Amortization of unearned compensation                                                    27                                      27
Loss for the period                                                                                 (31,180)                (31,180)
                                              ------------   --------   ----------  --------      ----------    ---------   --------
     BALANCE - JUNE 30, 2003                   49,241,064  $  12,291  $   413,334  $    (26)     $ (135,823)   $  (9,072)  $280,704
                                              ============   ========   ==========  ========      ==========    =========   ========



     BALANCE - JANUARY 1, 2002                 26,297,102  $   7,448  $   307,865  $   (195)     $  (53,241)   $  (9,072)  $252,805

Changes during six months period(unaudited):

Issuance of shares, net of related costs        5,214,126      1,089       30,888                                            31,977
Amortization of unearned compensation                                                    96                                      96
Loss for the period                                                                                 (23,305)                (23,305)
                                              ------------   --------   ----------  --------      ----------    ---------   --------
     BALANCE - JUNE 30, 2002                   31,511,228  $   8,537  $   338,753  $    (99)     $  (76,546)   $  (9,072)  $261,573
                                              ============   ========   ==========  ========      ==========    =========   ========



     BALANCE - APRIL 1, 2003                   44,735,532  $  11,294  $   400,887  $    (34)     $ (118,993)   $  (9,072)  $284,082

Changes during three months period(unaudited):

Issuance of shares, net of related costs        4,505,532        997       12,447                                            13,444
Amortization of unearned compensation                                                     8                                       8
Loss for the period                                                                                 (16,830)                (16,830)
                                              ------------   --------   ----------  --------      ----------    ---------   --------
     BALANCE - JUNE 30, 2003                   49,241,064  $  12,291  $   413,334  $    (26)     $ (135,823)   $  (9,072)  $280,704
                                              ============   ========   ==========  ========      ==========    =========   ========



     BALANCE - APRIL 1, 2002                   26,630,047  $   7,520  $   309,746  $   (143)     $  (65,255)   $  (9,072)  $242,796

Changes during three months period(unaudited):

Issuance of shares, net of related costs        4,881,181      1,017       29,007                                            30,024
Amortization of unearned compensation                                                    44                                      44
Loss for the period                                                                                 (11,291)                (11,291)
                                              ------------   --------   ----------  --------      ----------    ---------   --------
     BALANCE - JUNE 30, 2002                   31,511,228  $   8,537  $   338,753  $    (99)     $  (76,546)   $  (9,072)  $261,573
                                              ============   ========   ==========  ========      ==========    =========   ========



     BALANCE - JANUARY 1, 2002                 26,297,102  $   7,448  $   307,865  $   (195)     $  (53,241)   $  (9,072)  $252,805

Changes during 2002:

Issuance of shares, net of related costs       18,438,430      3,846       92,943                                            96,789
Amortization of unearned compensation                                                   142                                     142
Loss for the year                                                                                   (51,402)                (51,402)
                                              ------------   --------   ----------  --------      ----------    ---------   --------
     BALANCE - DECEMBER 31, 2002               44,735,532  $  11,294  $   400,808  $    (53)     $ (104,643)   $  (9,072)  $298,334
                                              ============   ========   ==========  ========      ==========    =========   ========


See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                  SIX MONTHS ENDED          THREE MONTHS ENDED          YEAR ENDED
                                                                      JUNE 30,                  JUNE 30,               DECEMBER 31,
                                                                ---------------------     ----------------------      -------------
                                                                  2003        2002          2003         2002             2002
                                                                ---------   ---------     ----------   ---------      -------------
                                                                     (UNAUDITED)               (UNAUDITED)
                                                                ---------------------     ----------------------
CASH FLOWS - OPERATING ACTIVITIES

   Loss for the period                                        $  (31,180) $  (23,305)   $   (16,830) $  (11,291)      $   (51,402)
   Adjustments to reconcile loss for the period
     to net cash provided by (used in) operating activities:
       Income and expense items not involving cash flows:
         Depreciation and amortization                             8,878       9,860          4,207       5,150            18,821
         Gain from sale of equipment                                 (66)         --            (59)         --               (45)
       Changes in assets and liabilities:
         Decrease (Increase) in trade accounts receivable          2,015      (1,992)         1,259      (1,199)           (4,135)
         Decrease (Increase) in other receivables and other
           current assets                                           (649)     (1,377)         1,898      (2,072)           (1,305)
         Increase in inventories                                    (114)        (77)           (70)       (577)             (609)
         Increase in trade accounts payable                        3,864       1,132            455       1,345             4,686
         Increase in other current liabilities                     1,225         392          1,733         297             2,764
         Increase in other long-term liabilities                     605       1,055            262         148             2,822
                                                                ---------   ---------     ----------   ---------        ----------
                                                                 (15,422)    (14,312)        (7,145)     (8,199)          (28,403)
         Increase in long-term liability
          in respect of customers' advances                           --      14,668             --      14,668            29,336
                                                                ---------   ---------     ----------   ---------        ----------
          Net cash provided by (used in) operating activities    (15,422)        356         (7,145)      6,469               933
                                                                ---------   ---------     ----------   ---------        ----------

CASH FLOWS - INVESTING ACTIVITIES

   Decrease (increase) in cash and short-term and long-term
     interest-bearing deposits designated for investments
     relating to FAB 2                                            48,773     (34,758)        19,522      (6,935)          (59,683)
   Investments in property and equipment                        (103,664)   (103,425)       (55,631)    (47,999)         (205,099)
   Investment grants received                                     17,356      18,724         10,636       8,551            40,481
   Proceeds from sale of equipment                                    64          --             57          --                70
   Investments in other assets                                   (16,497)    (18,121)       (10,737)    (12,102)          (34,290)
   Decrease (Increase) in deposits, net                            5,500       3,044          4,000       3,011              (456)
                                                                ---------   ---------     ----------   ---------        ----------
          Net cash used in investing activities                  (48,468)   (134,536)       (32,153)    (55,474)         (258,977)
                                                                ---------   ---------     ----------   ---------        ----------

CASH FLOWS - FINANCING ACTIVITIES

   Proceeds from issuance of shares, net of related costs         13,310      31,915         13,425      29,987            96,751
   Decrease in short-term debt                                        --     (10,000)            --     (10,000)          (10,000)
   Decrease in long-term debt                                     (2,000)     (2,000)        (1,000)     (1,000)           (4,000)
   Increase in long-term debt                                     57,000      82,000         27,000      22,000           142,000
   Proceeds from (cost related to) sale of securities, net            --      21,540             --        (114)           21,540
                                                                ---------   ---------     ----------   ---------        ----------
          Net cash provided by financing activities               68,310     123,455         39,425      40,873           246,291
                                                                ---------   ---------     ----------   ---------        ----------

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            4,420     (10,725)           127      (8,132)          (11,753)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                    7,857      19,610         12,150      17,017            19,610
                                                                ---------   ---------     ----------   ---------        ----------

       CASH AND CASH EQUIVALENTS - END OF PERIOD              $   12,277  $    8,885    $    12,277  $    8,885       $     7,857
                                                                =========   =========     ==========   =========        ==========

NON-CASH ACTIVITIES

   Investments in property and equipment                      $   39,774  $   36,414    $    30,468  $   30,733       $    49,419
                                                                =========   =========     ==========   =========        ==========
   Investments in other assets                                $    7,374  $      916    $     2,528  $    2,886       $     4,304
                                                                =========   =========     ==========   =========        ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   Cash paid during the period for interest                   $    7,879  $    4,811    $     3,462  $    2,644       $    11,594
                                                                =========   =========     ==========   =========        ==========
   Cash paid during the period for income taxes               $      102  $       51    $        49  $       43       $       151
                                                                =========   =========     ==========   =========        ==========

See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 1 - BASIS OF PRESENTATION

         A. The unaudited condensed interim consolidated financial statements as of June 30, 2003 and for the six months and three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2002 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

         B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, are identical in all material respects to GAAP in the United States of America ("U.S. GAAP"), except as indicated in Note 5.

                  The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

         C.       ESTABLISHMENT OF NEW FABRICATION FACILITY

                  In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200 millimeters wafers. The Company entered into several related agreements and arrangements in connection with Fab 2, including agreements and other arrangements with technology and Wafer Partners, equity investors, the Company's Banks, the government of Israel and others to provide an aggregate of $1,146,000 of financing Fab 2.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 1 - BASIS OF PRESENTATION (cont.)

         C.       ESTABLISHMENT OF NEW FABRICATION FACILITY (cont.)

                  The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. Subsequent to balance-sheet date, the Company and the Banks reached understandings pursuant to which the Facility Agreement and certain of its provisions will be amended to reflect the updated plan for the construction of Fab 2, which was submitted to the Banks in June 2003. The updated plan calls for, among other things, a slower ramp-up for Fab 2 than originally planned and conforms the current fund-raising, production and capacity covenants in the Facility Agreement, including those described in note 3B below, to the revised ramp-up. Though as of the approval date of the interim financial statements a comprehensive contract with respect to these understandings has not been concluded, management estimates that concluding such a contract is probable. Management's estimate is based primarily on the discussions and negotiations with the Banks held prior and subsequent to the balance-sheet date. Completing the aforementioned comprehensive contract with the Banks is material for the continuation of construction and equipping of Fab 2.

                  For further details concerning the Fab 2 project and related agreements, risks and uncertainties, see Note 3 below and Note 13A to the 2002 audited consolidated financial statements. For details concerning non-capitalizable expenses and cash flows used in operating activities relating to Fab 2, see Note 3E below.


NOTE 2 - MAJOR CUSTOMERS

         Sales to major customers as a percentage of total sales were as follows:

                                                         Six months ended
                                                             June 30,
                                                      2003               2002
                                                      ----               ----
                                                            (unaudited)

                Customer A                             25  %              36  %
                Customer B                             22                 16
                Customer C                             19                  4
                Other customers (*)                    12                 19

                (*) Represents sales to three different customers each of whom accounted for between 2% and 6% of sales during the six months ended June 30, 2003, and to three customers (5%-8%) during the six months ended June 30, 2002.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2

         A.       AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR
                  AGREEMENTS

                  In the first quarter of 2003, the Company's primary Wafer Partners and its Equity Investors entered into amendments to their agreements with the Company, pursuant to which the primary Wafer Partners and the Equity Investors agreed to advance their fifth milestone installment payment, in the aggregate amount of $41,069, regardless of its achievement. The amendments provided that $24,641 of the fifth milestone payment is to be paid following receipt of all required approvals for the amendments as outlined below, and the remaining $16,428 is to be paid no earlier than August 2003 and subject to the Company's obtaining all the approvals as outlined below and raising of an aggregate of approximately $22,000 in additional funding for Fab 2 (which under certain circumstances, may increase up to $26,000) (the "Additional Raising Amount") from specified financial sources, no later than December 31, 2003. Following an addendum to these amendments, their approval in May 2003 by the Company's shareholders and the Banks' agreement to provide the Company with interim funding in the amount of $33,000, out of which a maximum amount of $27,000 may be and was drawn down as loans by the Company as of June 30, 2003, the primary Wafer Partners and Equity Investors invested in May 2003 an aggregate amount of $13,440 towards the aforementioned $24,641 first installment of the fifth milestone.

                  In consideration for their investments for the first installment of the fifth milestone in the amount of $13,440, the primary Wafer Partners and the Equity Investors were issued 4,505,532 Ordinary Shares of the Company, based on the average closing sale price of the Company's Ordinary Shares for the 30 trading days prior to the date the Company's Board of Directors approved the amendments ($2.983 per share), and, for the second installment of the fifth milestone, the primary Wafer Partners and the Equity Investors will be issued fully-paid Ordinary Shares of the Company, based on the price at which the Company raises the Additional Raising Amount from specified financial sources.

                  Pursuant to the abovementioned amendments, the Company granted the primary Wafer Partners an option to convert an aggregate of up to $13,201 of the unutilized long-term customers' advances, which they may have as of December 31, 2005, into fully-paid Ordinary Shares of the Company, the amount of which shall be determined based on the average closing sale price of the Company's Ordinary Shares for the 30 trading days prior to such date. The option is exercisable during January 2006. In case such conversion occurs and the amount of shares issued is equivalent to or greater than 5% of the Company's outstanding share capital as of the conversion date, the Company has undertaken to offer to all of its other shareholders rights to purchase shares of the Company at the same price per share.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

         A. AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS (cont.)

                  Under the Fab 2 investment agreements, the fifth and last milestone towards the Wafer Partners and Equity Investors was to have been achieved by mid-July 2003, when taking into account a seven and a half month grace period. The fifth milestone was not achieved by such date. As stated above, subject to obtaining all the approvals for the amendments as outlined below, the primary Wafer Partners and Equity Investors agreed to pay the fifth milestone installment payment even if the Company does not achieve the fifth milestone.

                  As part of the amendments described above, and subject to obtaining all the approvals as outlined below, the primary Wafer Partners and Equity Investors agreed to waive the requirement that the Company raise a cumulative total of $50,000 from new wafer partners by March 31, 2003.

                  The abovementioned amendments were subject to the approval of the Company's shareholders and to the approvals of certain regulatory bodies, all of which were obtained by June 30, 2003. In addition, the amendments are subject to the conclusion of a final comprehensive contract, including the detailed terms and conditions, with the Banks, as outlined in B below, and to the additional condition that the Investment Center shall not have informed the Company that it is not continuing its funding of the Fab 2 project.

         B.       AMENDMENTS TO THE FAB 2 FACILITY AGREEMENT

                  Subsequent to balance-sheet date, the Company and the Banks reached understandings pursuant to which the Facility Agreement and certain of its provisions will be amended to reflect the updated plan for the construction of Fab 2, which was submitted to the Banks in June 2003. The updated plan calls for, among other things, a slower ramp-up for Fab 2 than originally planned and conforms the current fund-raising, production and capacity covenants in the Facility Agreement, including those described below, to the revised ramp-up.

                  According to the updated plan submitted to the Banks the Company is required to raise at least an additional $90,000 from specified financial sources. As a result, the Company would be committed to raise an aggregate of $150,000 from these sources by December 2005, at milestones to be agreed upon. In addition, the Banks have requested that the Company's primary Wafer Partners and Equity Investors be committed to continue to support the Fab 2 project.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

         B.       AMENDMENTS TO THE FAB 2 FACILITY AGREEMENT (cont.)

                  The understandings with the Banks are subject to conclusion of a final comprehensive contract, including the detailed terms and conditions of such contract; to the approval of the board of directors of the Company's primary Wafer Partners and Equity Investors; the Company's shareholders meeting; and other regulatory bodies. Management estimates that formalizing the aforementioned understandings with the Banks into a comprehensive contract and obtaining the required approvals are probable. Management's estimate is based primarily on the discussions and negotiations with the Banks, the primary Wafer Partners and Equity Investors held prior and subsequent to the balance-sheet date. Completing the aforementioned comprehensive contract with the Banks is material for the continuation of construction and equipping of Fab 2.

                  According to the current Facility Agreement with the Banks, the Company is obligated to comply with certain financial ratios, primarily total shareholders' equity to total assets, and substantial additional material covenants in connection with the establishment of Fab 2, primarily production and capacity milestones. As of June 30, 2003 and the approval date of the interim financial statements, the Company had not raised $24,000 of its fund raising covenant from specified financial sources. In addition, the Company did not achieve on time the fifth production and capacity milestones towards the Banks, and based on the updated plan for the construction of Fab 2, the Company does not expect to achieve on time the sixth milestone towards the Banks. As discussed in the previous paragraph, these covenants will be conformed to the updated plan for the construction of Fab 2 in connection with the amendments to the Facility Agreement.

                  During the discussions and negotiation period, the Banks have limited the full amount the Company may draw down pursuant to the Facility Agreement. However, during the six months ended June 30, 2003 the Banks provided the Company with loans in the aggregate amount of $57,000, and additional $6,000 in letters of credit; and subsequent to the balance-sheet date, the Banks provided the Company with an additional $40,000.

         C.       APPROVED ENTERPRISE STATUS

                  Under the terms of the Fab 2 approved enterprise program, investments in respect of Fab 2 are to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2 and prevailing market conditions, the Company does not currently expect to complete Fab 2 investments by the end of 2005. The Company has notified the Investment Center of its revised investment schedule contemplated in the updated plan described in B above, and has also informed the Investment Center of the reduced rate of annual investments and lower than projected expectations for Fab 2 sales.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

         C.       APPROVED ENTERPRISE STATUS (cont.)

                  As of the date of the interim financial statements, the Company's revised investments plan is currently being evaluated by the Investment Center. While Israeli law currently limits the ability of the Investment Center to extend the investment period beyond five years, the Company's management estimates, based on discussions held with the Investment Center, that it is probable that satisfactory arrangements with the Investment Center in this regard will be made.

         D.       OTHER AGREEMENTS

                  Through June 30, 2003 the Company had entered into several additional agreements related mainly to the construction, equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements as of such date, including the Fab 2 construction agreement, amounted to $57,137.

         E. NON-CAPITALIZABLE EXPENSES AND OPERATING CASH FLOWS USED IN CONNECTION WITH FAB 2

                  In connection with establishing Fab 2, the Company incurred during the six-month period ended June 30, 2003 non-capitalizable expenses in the amount of $19,685, of which $11,220 was included in cost of sales and $8,465 was included in marketing, general and administrative (during the corresponding period - $8,214, $3,626 and $4,588, respectively). During the three-month period ended June 30, 2003 the Company incurred non-capitalizable expenses in connection with establishing Fab 2 in the amount of $10,196, of which $6,193 was included in cost of sales and $4,003 was included in marketing, general and administrative (during the corresponding period - $4,863, $2,421 and $2,442, respectively).

                  Net cash used in operating activities during the six-month period ended June 30, 2003 was $15,422. That amount includes net cash out flows in the amount of $22,222 attributable to the establishing of Fab 2 (during the corresponding period - $14,312 and $13,796, respectively). The $14,312 and $13,796 amounts exclude net cash in the amount of $14,668 provided by an increase in long-term liability in respect of customers' advances.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 4 - OTHER RECENT DEVELOPMENTS

         A.       SHARE OPTION PLANS

                  (1) In the framework of the Company's Board of Directors resolution to increase the total number of options available for grant under all the Company's share option plans, 1,737,421 options were added to the Company's share option plans in 2003. Of that amount no options were granted to employees during the six-month period ended June 30, 2003.

                  (2) OPTIONS TO THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS - In March 2003, the Board of Directors of the Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which the Company's Chairman of the Board of Directors ("Chairman") is entitled to receive the right to purchase up to 1,043,000 Ordinary Shares of the Company at an exercise price of $2.983, an exercise price which is higher than the Company's share price at the date of the approval by the Board of Directors, and is equivalent to the average trading price for the ordinary shares during the 30 consecutive trading days preceding the date of board approval of the amendment to the Fab 2 Investment Agreements described in Note 3A above. Options granted under the plan vest over a five-year period according to various vesting schedules. The vesting of the options is subject to the Chairman's serving as the Chairman or as the Company's Chief Executive Officer or President on the relevant vesting dates. The options granted are exercisable for a period of five years from the date on which the options vest.

                  B.       AUTHORIZED ORDINARY SHARES

                           In May 2003, the Company's shareholders approved an increase in the Company's authorized ordinary shares from 70,000,000 shares to 100,000,000 shares.

                  C.       CLASS ACTION

                           In July 2003, certain shareholders of the Company filed a shareholders' class action complaint in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors (the "Defendants"). The plaintiffs have asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. The Company believes that the complaint is without merit and intends to vigorously contest it.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

         With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See F below for the presentation of the Company's unaudited balance sheet as of June 30, 2003 in accordance with U.S. GAAP.

         A. PRESENTATION OF CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS DESIGNATED FOR INVESTMENTS RELATING TO FAB 2

                  In accordance with U.S. GAAP, cash, short-term and long-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of June 30, 2003 $2,021 and $12,437 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2002 - $51,338 and $11,893, respectively).

         B.       PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF
                  EMPLOYEES

                  Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset. Accordingly, as of June 30, 2003 an amount of $13,877 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2002 - $12,368).

         C.       HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

                  Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of June 30, 2003 would have resulted in: an increase in other long-term liabilities in the amount of $14,613; an increase in other comprehensive loss for the six months ended June 30, 2003 in the net amount of $3,417 and in the accumulated other comprehensive loss component of equity as of such date in the amount of $21,254; and in a decrease of $6,611 in property and equipment, net as of June 30, 2003.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

         D.       IMPLEMENTATION OF SFAS 123 AND SFAS 148

                  Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates of the awards in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:

                                                                   SIX MONTHS ENDED              THREE MONTHS ENDED
                                                             ---------------------------    ----------------------------
                                                                       JUNE 30,                       JUNE 30,
                                                             ---------------------------    ----------------------------
                                                                  2003           2002           2003            2002
                                                             ------------   ------------    ------------   -------------
                                                                      (UNAUDITED)                     (UNAUDITED)

                  PRO FORMA LOSS
                  Loss for the period, as reported           $   (31,180)    $   (20,042)   $   (16,830)      $ (11,622)
                  Less - stock-based compensation
                  determined under APB 25
                                                                      27              96              8              44
                  Add - stock-based compensation
                  determined under SFAS 123                       (5,690)         (3,838)        (4,079)         (1,626)

                  Pro forma loss                             $   (36,843)    $   (23,784)   $   (20,901)      $ (13,204)


                  PRO FORMA BASIC LOSS PER SHARE
                  As reported                                $      (0.70)   $      (0.86)  $      (0.37)  $      (0.39)

                  Pro forma                                  $      (0.83)   $      (0.88)  $      (0.46)  $      (0.46)


         E.       SALE OF SECURITIES

                  Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January
                  2002), would have resulted in an increase in shareholders' equity as of June 30, 2003 and December 31, 2002 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of the U.S. GAAP application on the convertible debentures' discount amortization for the six-month and three-month periods ended June 30, 2003 is immaterial.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

         F.       BALANCE SHEET IN ACCORDANCE WITH U.S. GAAP

                  Following are the condensed consolidated balance sheets in accordance with U.S. GAAP:

                                                                                 June 30,           December 31,
                                                                                   2003                 2002
                                                                                   ----                 ----
                                                                                (unaudited)

                  Current assets                                                 $ 59,165             $ 58,743

                  Long-term investments                                            19,877               18,368

                  Property and equipment, net                                     567,585              487,347

                  Other assets                                                    107,627               95,017

                  Cash, short-term and long-term interest-
                      bearing deposits designated for
                      investments relating to Fab 2                                14,458               63,231
                                                                                 --------             --------
                      Total assets                                                768,712              722,706
                                                                                 --------             --------

                  Current liabilities                                              93,132               88,282

                  Long-term debt                                                  308,000              253,000

                  Convertible debentures                                           23,990               21,562

                  Long-term liability
                      in respect of customers' advances                            47,246               47,246

                  Other long-term liabilities                                      34,501               29,726

                  Shareholders' equity (*)                                        261,843              282,890
                                                                                 --------             --------
                      Total liabilities and shareholders' equity                 $768,712             $722,706
                                                                                 ========             ========


                  (*) The balance as of June 30, 2003 includes accumulated other comprehensive loss of $21,254 and net proceeds on account of options (Series 1) in the amount of $2,363 - see also E above (as of December 31, 2002 - $17,837 and $2,363, respectively).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2003
          (dollars in thousands, except share data and per share data)


NOTE 5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

         G.       STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

                  Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have resulted in a material change in the Company's loss for the six-month and three-month periods ended June 30, 2003 and 2002.

         H.       LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

                  In accordance with U.S. GAAP (SFAS 128), including the implementation of SFAS 133 and SFAS 138 and APB 14 as described in G above, the basic and diluted loss per share for the six-month and three-month periods ended June 30, 2003 would be $0.70 and $0.37, respectively (during the corresponding period - $0.86 and $0.39, respectively).